NOVAMETRIX 13D SHAREHOLDERS GROUP

                                    November 20, 1996

Dear Fellow Shareholders:

     This is the last time we are writing you prior to the shareholders meeting on November 25. We oppose the Andros merger for the following reasons:

     * Andros has a negative net worth and had a net operating loss in the most recent year;

     * Andros' sales declined by 25% from 1994 to 1995 and were flat in this last year;

     * The guaranty by our Company of $42 million of bank debt of Andros creates risks. Please note that management's proxy statement indicated that the Company MAY guaranty the Andros bank debt. On November 13 the President of the Company stated to the 13D Group that if the merger goes through the Company WILL guarantee $42 million of bank debt. In our November 15 letter to you we stated that management's proxy statement dated October 23, 1996 was silent on this fact. What we meant by that was management's proxy statement did not definitively indicate the Company would guaranty the $42 million of bank debt. Management's November 1 letter to shareholders filed with the SEC and available to the public states that "the Company assumes approximately $42 million of debt" in the merger. Also, what we meant by the statement in our November 15 letter that the ISS report ignores the guaranty is that the report did not specifically address whether the Company would be guaranteeing the Andros debt. It should be noted that the report states that "Andros does carry a substantial amount of debt, but we see no evidence that it is unserviceable." What was not stated by ISS in the report is whether, if the debt is not serviced, the assets of the Company would be exposed to claims by the lenders;

     * The Andros debt load is large;

     * The merger would give Genstar substantial control over Novametrix because of ownership by one stockholder of 38% of the Company and its ability to nominate 1/2 of the Board of Directors; and

     * In our opinion, Management's claims regarding the future success of the merger are based only on estimates, predictions and projections regarding the future, and, as management states, there can be no assurance that these will come true.

     In our November 15 letter, we erroneously included the following quote:
"If all our predictions, projections and estimates as to the future of the merged companies come true, the merged company will be very prosperous and we can meet all our obligations." No member of management, or any of their advisors, made this statement. This was not a quotation of management.
Rather, the members of the 13D Group present at the meeting (Richard Boulet, Paul Cote, Thomas Dunham, Armen Ghugasian, Vartan Ghugasian, Robert Gladu, John Gross and John Orestis), together with Irving Isaacson, counsel for the 13D Group, had this impression from the presentation made by the President of the Company at the meeting.

     In our proxy statement and November 5, 1996 letter we indicated that there was a 55% reduction in net book value to the shareholders of Novametrix as a result of the merger. This was based on combining the book values of both Andros and Novametrix as of July 28, 1996, without including the post-merger adjustments, shown in the Company's proxy statement on page 47, and applying the 38% dilution in stock ownership. On a per share basis, prior to the merger the net book value per share of the Company was $1.97. Based on the combination of the book values of both companies without any post-merger adjustments, divided by the number of shares that would be outstanding immediately after the merger, the book value per share would be $.68 per share (rather than the $1.08 per share indicated in the proxy statement). This would be a 65% decrease in the net book value per share. We believe that each of the post-closing adjustments shown on page 47 of management's proxy statement (and the footnotes to this page) should not be considered, because they represent subjective opinions on the effect of events that have not occurred.

     FOR THOSE STOCKHOLDERS WHO HAVE THEIR SHARES WITH PRUDENTIAL SECURITIES OR LIVADA SECURITIES, PLEASE NOTE THAT PRUDENTIAL, WHICH ACTS ON BEHALF OF LIVADA IN CONNECTION WITH SENDING PROXY SOLICITATION MATERIALS, FAILED TO INCLUDE OUR NOVEMBER 5, 1996 LETTER TO SHAREHOLDERS. WE INCLUDE ANOTHER COPY FOR YOUR REFERENCE. IF YOU HAVE NOT VOTED THE GREEN PROXY CARD OF THE 13D GROUP OR HAVE MISPLACED YOUR CARD, YOU CAN CONTACT YOUR BROKER DIRECTLY, OR TELEPHONE THE 13D GROUP AT 1-800-344-1116, TO OBTAIN A REPLACEMENT CARD OR MAKE OTHER ARRANGEMENTS REGARDING YOUR VOTE.

     Please also note it is the last proxy card submitted -- whether management's white card or the 13D Group's green card -- that will be valid.

                     WE URGE YOU TO VOTE THE GREEN CARD<F1>





<F1> NOVAMETRIX 13D SHAREHOLDERS GROUP consists of John C. Allen, Sr., Lillian
I. Allen, Roland R. Batson, Richard Boulet, Joan P. Cote, Paul A. Cote, Normand
F. Doyon, Pauline G. Doyon, Sandra Dunham, Thomas B. Dunham, Adrienne R. Emmi, Anthony N. Emmi, Armen Ghugasian, Takuhe Ghugasian, Vartan Ghugasian, Donn Gifford, Linda Gifford, Ginette Gladu, Robert R. Gladu, Andrew Gross, Dana Gross, John F. Gross, Susan T. Gross, Diane James, Richard James, William Lagerson, Pierre Levesque, Edgar Morin, John Orestis, Raymond E. Robichaud. Each of us is a shareholder of Novametrix Medical Systems, Inc. and is a member of the Novametrix 13D Shareholders Group. Collectively, we own in the aggregate, including currently exercisable warrants, approximately 10.8% of the common stock of Novametrix. None of us are members of management of the Company or have any business relationship with management.